[Pogo Letterhead]

September 29, 2006

via EDGAR and courier

Mr. James Murphy, Petroleum Engineer

Mr. Jason Wynn

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington D.C. 20549

Re:                               Pogo Producing Company

Letters Dated July 19, 2006 and August 24, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 1-7792

Letter dated September 12, 2006

Registration Statement on Form S-4

File No. 333-136926

Dear Messrs. Murphy and Wynn:

We are responding to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile (i) dated August 24, 2006 regarding our response dated August 2, 2006 and relating to Pogo Producing Company’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2005 (the “2005 10-K”) (File No. 1-7792) and (ii) dated September 12, 2006 regarding the Company’s Registration Statement on Form S-4 (File No. 333-136926).  For your convenience, our responses are prefaced by your corresponding comment (in bold text).  The page numbers referenced in our responses to comments regarding the 2005 10-K correspond to the pages in the 2005 10-K.

2005 10-K

Business, page 3

Domestic Onshore, Offshore and International Operations, pages 3-7

1.                                      We have reviewed your response number one of your letter dated August 2, 2006.  We also note that you discuss certain individual properties throughout your document.  For example on page five, you discuss the Los Mogotes, Hundido and South Hundido fields.  Support for us your position that no individual property is of major significance and therefore your current disclosures by region sufficiently comply with Instruction 3 to Item 102 of Regulation S-K to provide disclosure of reserves, production, development and the nature of your ownership interest for significant individual properties.  We generally do not believe that groups of properties, regions or countries satisfy this requirement.

Response:

In response to the Staff’s comment, we have supplemented the disclosure under the caption “Item 1. Business” as indicated in the accompanying draft Form 10-K/A to provide detailed information regarding the Los Mogotes field, the Madden Unit and the Main Pass Block 61/62 field.  Management considers these individual properties to be our most significant properties for the period covered by the 2005 10-K.

Risk Factors, page 21

The Company’s reserve data are estimates and should not be unduly relied upon, page 26

2.                                      We have reviewed your response number three from your letter dated August 2, 2006, and note the revised disclosure in your most recent 10-Q report.  As previously requested, please revise your 10-K report to remove the disclosure that investors should not unduly rely on your reserve estimates.

Response:

In response to the Staff’s comment, we have revised the referenced risk factor under the caption “Item 1A.  Risk Factors” as indicated in the accompanying draft Form 10-K/A to delete the phrase “and should not be unduly relied upon.”

Supplementary Financial and Reserves Data, page 89

Estimates of Proved Reserves, page 91

3.                                      We have reviewed your response number six from your letter dated August 2, 2006.  The summary to FASB 69 indicates this disclosure is supplemental oil and gas information.  Further the disclosures provided in SFAS 69 supplemental data need not agree with the information in the primary financial statements.  We believe the elimination of reserve volumes in the periods prior to when you sold reserves does not satisfy the intent of the FASB 69 supplemental reserve table.  You are to show reserves disposed of through sales on the line titled “Sales of minerals in place” in the reserve table.  You may include a footnote to the reserve table explaining the differences between the financial statements and the supplemental reserve information.  We, therefore, reissue our previous comment.

Response:

In response to the Staff’s comment, we have revised the referenced disclosures to provide additional information relating to properties accounted for as discontinued operations in the Unaudited Supplementary Financial and Reserve Data and the Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves.

4.                                      We have reviewed your response number seven from your letter dated August 2, 2006.  For the same reasons as the previous comment, we believe the Standardized Measure should include values for all proved reserves you owned at the end of each reporting period.  Please revise your document as previously requested.

Response:

In response to the Staff’s comment, we have revised the referenced disclosures to provide additional information relating to properties accounted for as discontinued operations in the Unaudited Supplementary Financial and Reserve Data and the Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves.

*     *     *     *

Registration Statement on Form S-4

1.                                      Please note that we will not be in position to declare the pending registration statement effective until all comments have been addressed including the comments we have issued on your Form 10-K for the fiscal year ended December 31, 2005.

Response:

We acknowledge the Staff’s comment.

2.                                      The staff notes that you are registering the new notes in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation, SEC no-action letter (available April 13, 1989); Morgan Stanley & Co. Incorporated, SEC  no-action letter (available June 5, 1991) regarding resales; and Shearman & Sterling, SEC no-action letter (available July 2, 1993) with respect to the participation of broker-dealers.  Accordingly, with the next amendment please provide us with a supplemental letter:

•                  stating that the issuer is registering the exchange offer in reliance upon these letters, and

•                  including statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

We may comment further upon reviewing your response.

Response:

We filed the referenced letter as correspondence via the Commission’s EDGAR system on August 28, 2006.

*     *     *     *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 2005 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Sincerely,

/s/ James P. Ulm, II

Senior Vice President and
Chief Financial Officer

cc:	Mr. H. Roger Schwall (via EDGAR; w/out encls.)
Ms. Sandra Eisen

Enclosures